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                                                                     EXHIBIT 2.1
[LETTERHEAD OF MAUNA LOA MACADAMIA PARTNERS, L.P.]


                               November 6, 1997



C. Brewer Homes, Inc.
255A East Waiko Road
Wailuku, Maui, Hawaii  96793

Gentlemen:

     This letter constitutes an agreement in principle between Mauna Loa Macadamia Partners, L.P. ("MLMP") and C. Brewer Homes, Inc. ("Homes") concerning a business combination between Partnership and Homes.

     By executing this letter, MLMP and Homes represent, warrant and agree as follows:

     1. The respective boards of directors of Mauna Loa Resources, Inc. (in that company's capacity as Managing General Partner of MLMP) and of Homes have approved the business combination and the principal terms thereof set forth in the Term Sheet attached to this letter subject to negotiation and execution of a mutually acceptable definitive agreement, which shall embody the matters set forth in the Term Sheet and such representations, warranties, terms, conditions and other provisions as are customary in a transaction of this type or are otherwise agreed to by the parties. MLMP and Homes each agree that they will negotiate in good faith with the other and proceed with diligence towards executing such definitive agreement.

     2. MLMP and Homes each represents to the other that it has received from its financial advisor an opinion (subject to review of the definitive agreement) to the effect that the transactions contemplated by the attached Term Sheet are fair from a financial point of view to such party's limited partners or shareholders, as applicable.

     3. MLMP and Homes each agree to provide the other party and its legal and financial advisors with such information and documents as may reasonably be requested in connection with completion of remaining due diligence and negotiation of the definitive agreement.

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C. Brewer Homes, Inc.
November 6, 1997
Page 2



     4. MLMP and Homes each agree that except as otherwise required by judicial process, information concerning the negotiations and the transaction contemplated hereby will remain confidential and will not be disclosed by MLMP or Homes, or by their respective representatives, publicly or to any other party, except as required by law or regulation upon the written advice of the disclosing party's counsel or except with prior written consent of the other party; provided that the parties contemplate public disclosure of this agreement in principle promptly following its execution. In connection with any such disclosure made without such consent by reason of judicial process or legal or regulatory requirements, the disclosing party will use its best efforts to afford the other a reasonable opportunity to review and comment upon the text of such disclosure prior to its release.

     5. The existing confidentiality agreement between the parties is hereby reaffirmed.

     6. Homes agrees that so long as this paragraph remains in effect Homes will not, and Homes will use its best efforts to cause its officers, directors, employees, representatives and agents not to, directly or indirectly, knowingly solicit or encourage submission of proposals with respect to, or furnish any information relating to, or participate in any negotiations or discussions concerning, any business combination with Homes, or any acquisition or purchase of all or any substantial portion of the assets of, or a substantial equity interest in, Homes, except that Homes may consider, recommend or accept an alternative bona fide written offer if its Board of Directors determines, based on a written legal opinion of outside counsel, that its fiduciary duties require it to do so. If Homes recommends or accepts any alternative offer, MLMP shall be entitled to terminate the transaction and receive from Homes a cash payment of $1 million if Homes consummates another transaction within twelve (12) months of such termination.

     7. The agreements set forth in paragraphs 1, 3 and 6 above will expire upon execution of the definitive agreement contemplated hereby, or upon mutual agreement of MLMP and Homes. In addition, either party not in material default of its obligations hereunder shall have the right to terminate the agreements set hereto in paragraphs 1, 3 and 6 if a definitive agreement has not been executed by December 15, 1997.

     8. The agreements contained herein: (a) shall be binding upon and inure to the benefit of, and be enforceable by, each party hereto and its successors and assigns, (b) shall be construed (both as to validity and performance) and enforced in accordance with, and governed by, the laws of the State of Hawaii applicable to agreements made and to be performed wholly within such jurisdiction; and (c) may be waived, amended, or modified only by an instrument in writing signed by the party against which such waiver, amendment, or


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C. Brewer Homes, Inc.
November 6, 1997
Page 3



modification is sought to be enforced, and such written instrument shall set forth specifically the provisions that are to be so waived, amended, or modified.

     9. The matters set forth in paragraphs 1 through 9 hereof constitute legally binding obligations of the parties hereto (notwithstanding any contrary provision in the confidentiality agreement, or any other prior agreement, between the parties). Subject to the foregoing, this letter is an agreement in principle and does not of itself obligate either of the parties to consummate the business combination referred to herein. Neither party shall become obligated to consummate such business combination except upon execution and delivery of, and subject to the provisions contained in, the definite agreement contemplated hereby.

     If the foregoing correctly reflects our mutual understanding, please execute a copy of this letter in the space provided below and return it to the undersigned.

                                        Very truly yours,

                                        MAUNA LOA MACADAMIA PARTNERS, L.P.

                                        By Mauna Loa Resources, Inc.
                                          Its Managing General Partner


                                        By /s/ James H. Case
                                           -------------------------------
                                           Its CHAIRMAN, NEGOTIATING
                                               COMMITTEE

APPROVED AND AGREED ON
November 6, 1997:
----------

C. BREWER HOMES, INC.

By /s/ Seth A. Bakes
   -------------------------------
   Its PRESIDENT & CEO

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                                  TERM SHEET
                                  ----------



Transaction Objective:  Acquisition by MLMP of Homes with shareholders of Homes to receive MLMP units in exchange for their Homes shares.

Consideration:          Based on 8,331,665 Homes shares outstanding (and 4,335
                        shares held in treasury, which shares will be cancelled), each outstanding share of Homes stock, regardless of class, would be converted into 0.667 limited partner units of MLMP, and immediately after the transaction, 13,057,221 limited partner units will be outstanding (together with warrants to acquire 125,000 units at $5.00 per unit).

Structure:              MLMP and Homes will select by agreement one of the
                        following alternative structures in order to maximize value to their respective partners and shareholders:

                        A. Homes will merge into MLMP in accordance with Delaware law. This transaction is expected to be treated for tax purposes as a contribution of assets by Homes to MLMP in exchange for partnership units, followed by a distribution of such units by Homes to its shareholders in liquidation of Homes. Such acquisition is not expected to disqualify MLMP, including the merged Homes operations, from electing to continue to be taxed as a partnership under
                            Section 7704(g) of the Internal Revenue Code, but it will be a taxable event for Homes and its shareholders.

                        B. MLMP would acquire all outstanding shares of Homes in exchange for partnership units through a reverse triangular merger, in which a wholly owned corporate subsidiary of MLMP would be merged into Homes, which would be the surviving corporation. The latter transaction is expected to be treated as tax free to the shareholders of Homes and to Homes, but Homes would remain a separate corporate entity, subject to corporate taxation.

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Amendments to
Partnership Agreement:      In connection with the transaction, MLMP partnership
                            agreement will be amended as necessary to accomplish
                            the transaction and to reflect broadened scope of
                            partnership business. Partnership agreement will
                            also be amended as follows: (1) existing provisions
                            concerning mandatory distribution of cash flow will
                            be eliminated, and replaced by provisions conferring
                            on the general partner discretion to determine
                            policy as to amount and timing of all distributions;
                            (2) Class "B" units will be cancelled; (3) Mauna Loa
                            Macadamia Nut Corporation will cease to serve as a
                            general partner. Mauna Loa Resources, Inc. will
                            continue as the sole general partner with a 1%
                            general partner interest in the Partnership, and its
                            corporate structure (including articles and bylaws)
                            will not be affected by the transaction.
Effect on Resources Board
of Directors/Officers:      Mauna Loa Resources' board of directors and officers
                            will not be changed in connection with the transaction unless its Board of Directors otherwise determines.

Tax Ruling:                 Parties' obligations to consummate the transaction,
                            if structured as a merger of Homes into MLMP, will be conditioned upon receipt of favorable ruling from the Internal Revenue Service, or waiver of such condition by the managing general partner of MLMP and the board of directors of Homes.

Exclusivity:                Homes shall not solicit nor respond to purchase or
                            other business combination offers, except that a "fiduciary out" clause will permit Homes to consider, recommend or accept an alternative bona fide, unsolicited written offer if Homes' board determines, based on a written opinion of outside legal counsel, that its fiduciary duties require it to do so. If Homes recommends or accepts any alternative offer, MLMP shall be entitled to terminate the transaction and receive from Homes a cash payment of $1 million if Homes consummates another transaction within twelve (12) months of such termination.

Employee Matters:           Subject to the employee requirements of the combined
                            entities MLMP will endeavor to provide employment to current Homes employees, but MLMP will have discretion as to retention of Homes employees following transaction. MLMP to provide retained employees with compensation and benefits that in the

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                            aggregate are substantially equivalent to those
                            presently provided to such individuals. The existing 401(k) plan will be assumed. The conversion, assumption or other disposition of other specific programs and plans will be determined by agreement of MLMP and Homes.

Homes Options:              Homes will issue no additional options. Presently
                            outstanding options to acquire Homes stock will become exercisable, and if not exercised will be cancelled at closing, in accordance with existing terms of Homes option plans. Homes and MLMP will endeavor to make arrangements with optionees in lieu of their exercise of in-the-money options, including the payment by Homes of amounts approximating the option spread for-in-the-money options (but not more than $50,000 for all optionees in the aggregate).
                            Exchange ratio will be adjusted, if necessary, to reflect issuance of more than 10,000 additional
                            Homes shares upon any exercise of any Homes options.
                            MLMP will, if legally permissible, adopt after closing a plan providing for partnership unit options, partnership unit appreciation rights, or similar equity-based compensation.

Accounting:                 The transaction is expected to be accounted for as a
                            purchase.

Stability Agreements:       Homes' significant shareholders (to be identified in
                            the definitive agreement) are to execute agreements precluding sale, for a period of six (6) months following closing, of partnership units received in the transaction.

Assumption of Contracts,
Leases, etc.:               MLMP to assume, by operation of law or otherwise,
                            contractual and lease obligations of Homes with third parties, including Brewer and related entities.

Change of Names:            The name of MLMP will be changed to Hawaii Land &
                            Farming Company. The name of Mauna Loa Resources,
                            Inc. will be changed to HLF Resources, Inc.

Fiscal Year:                The fiscal year of MLMP (December 31) will continue.

Operations Prior to
Closing: MLMP and Homes to conduct business in the ordinary course until consummation of the transaction. Definitive agreement to include appropriate affirmative and negative covenants concerning pre-closing operations.


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Conditions of Closing:      Obligation to consummate transaction to be
                            conditioned on:

                             .    Receipt of requisite approvals of MLMP
                                  partners and Homes shareholders.

                             . Receipt of any required regulatory approvals, and all requisite third party consents, without imposition of materially burdensome conditions.

                             . Lack of material adverse changes prior to closing.

                             . Satisfaction of other customary or mutually acceptable closing conditions.

                             . Approval of listing of additional limited partner units to be issued in connection with the transaction by NYSE.

Confidentiality:            Subject to applicable legal requirements, the terms
                            of the transaction are to remain confidential until disclosed in a mutually agreed upon press release.

Expected Closing:           Second quarter 1998 but not later than June 30, 1998
                            unless extended until not later than August 31, 1998 if necessary to obtain (1) a favorable tax ruling from the IRS or (2) MLMP limited partner approvals
                            (if Homes consents to such extension) or shareholder approvals (if MLMP consents to such extension).


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